UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

AEROSONIC CORPORATION

(Name of Subject Company)

AEROSONIC CORPORATION

(Name of Persons Filing Statement)

Common Stock, par value $0.40 per share

(Title of Class of Securities)

008015307

(CUSIP Number of Class of Securities)

Kevin J. Purcell

Executive Vice President and Chief Financial Officer

Aerosonic Corporation

1212 North Hercules Avenue

Clearwater, Florida 33765

(727) 461-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David S. Felman, Esq.

Hill, Ward & Henderson, P.A.

101 East Kennedy Boulevard

Tampa, Florida 33602

(813) 221-3900

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”), amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time) (“Schedule 14D-9”), originally filed with the United States Securities and Exchange Commission (“SEC”) by Aerosonic Corporation, a Delaware corporation (“Aerosonic”), on May 7, 2013. The Schedule 14D-9 relates to the offer by Buccaneer Acquisition Sub Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of TransDigm Group Incorporated, a Delaware corporation (“TransDigm”), as disclosed in the Tender Offer Statement on Schedule TO dated May 7, 2013 (as amended or supplemented from time to time) filed by Purchaser and TransDigm with the SEC, to purchase all of the issued and outstanding shares of Aerosonic common stock, par value $0.40 per share, for $7.75 in cash per share, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 7, 2013, and the related Letter of Transmittal.

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment is being filed to reflect certain updates as reflected below.

Item 4.   The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following at the end of the subsection entitled “Background of the Transactions”:

“The Go-Shop Period ended at 11:59 p.m. EST on May 29, 2013. None of the 101 potential purchasers contacted by Bluestone indicated an interest in submitting a proposal to acquire Aerosonic, and no other person has made an unsolicited inquiry or proposal during the Go-Shop Period.”

The press release announcing the expiration of the Go-Shop Period is filed as Exhibit (a)(14) to this Schedule 14D-9 and incorporated by reference.”

Item 7.   Purposes of the Transaction and Plans or Proposals.

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as subsection (d):

“(d) The Go-Shop Period ended at 11:59 p.m. EST on May 29, 2013, as further discussed above in “Item 4 —The Solicitation or Recommendation —Background of the Transactions”.”

Item 9.   Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(14)	Press release issued by Aerosonic Corporation dated May 30, 2013.*

 * Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AEROSONIC CORPORATION
(Registrant)

Dated: May 30, 2013	By:	/s/ Kevin J. Purcell
Kevin J. Purcell
Executive Vice President and Chief Financial Officer